FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 10 May 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to anris.

Date: 10 May 2018

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc 2009 Deferred Annual Bonus Plan
Period of return:	From:	1 November 2017	To:	30 April 2018
Balance of unallotted securities under scheme(s) from previous return:		199,082
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		165,219
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,863

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to anris.

Date: 10 May 2018

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - Ordinary Shares
Period of return:	From:	1 November 2017	To:	30 April 2018
Balance of unallotted securities under scheme(s) from previous return:		3,559,772
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		865,821
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,693,951

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to anris.

Date: 10 May 2018

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - ADS
Period of return:	From:	1 November 2017	To:	30 April 2018
Balance of unallotted securities under scheme(s) from previous return:		8,185,120
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		275,126
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,909,994

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to anris.

Date: 10 May 2018

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 November 2017	To:	30 April 2018
Balance of unallotted securities under scheme(s) from previous return:		1,542,070
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		714,764
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		827,306

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

The following GlaxoSmithKline plc Employee Share Schemes have expired and therefore will no longer be included in Block Listing Six Monthly Returns:

1.   Glaxo Wellcome UK Share Option Scheme
2.   Glaxo Wellcome International Share Option Scheme
3.   Glaxo Wellcome 1999 Share Option Plan
4.   SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares
5.   SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS
6.   SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 10, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc